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May 5, 2008

Excelsior New York Intermediate-Term Tax-Exempt Fund

Excelsior Tax-Exempt Funds, Inc.

One Financial Center

Boston, Massachusetts 02111-2621

Columbia New York Intermediate Municipal Bond Fund

Columbia Funds Series Trust I

One Financial Center

Boston, Massachusetts 02111-2621

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated as of April 17, 2008 between and among: (i) Excelsior Tax-Exempt Funds, Inc., a Maryland corporation (“Excelsior Tax-Exempt Funds”), on behalf of one of its series, Excelsior New York Intermediate-Term Tax-Exempt Fund (“Target Fund”); (ii) Columbia Funds Series Trust I, a Massachusetts business trust (“Columbia Trust”), on behalf of one of its series, Columbia New York Intermediate Municipal Bond Fund (“Acquiring Fund”); and (iii) Columbia Management Advisors, LLC (“Columbia Management”), the investment adviser to Acquiring Fund. The Agreement describes a proposed transaction (the “Transaction”) to occur as of the date of this letter (the “Closing Date”), pursuant to which Acquiring Fund will acquire substantially all of the assets of Target Fund in exchange for shares of beneficial interest in Acquiring Fund (the “Acquiring Fund Shares”) and the assumption by Acquiring Fund of all of the liabilities of Target Fund following which the Acquiring Fund Shares received by Target Fund will be distributed by Target Fund to its shareholders in liquidation and termination of Target Fund. This opinion as to certain U.S. federal income tax consequences of the Transaction is furnished to you pursuant to Section 8.5 of the Agreement. Capitalized terms not defined herein are used herein as defined in the Agreement.

Target Fund is a series of Excelsior Tax-Exempt Funds, which is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management investment company. Shares of Target Fund are redeemable at net asset value at each shareholder’s option. Target Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”).

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Columbia New York Intermediate Municipal Bond Fund

Acquiring Fund is a series of Columbia Trust, which is registered under the 1940 Act as an open-end management investment company. Shares of Acquiring Fund are redeemable at net asset value at each shareholder’s option. Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code.

For purposes of this opinion, we have considered the Agreement, the Combined Prospectus/Proxy Statement dated February 19, 2008 and such other items as we have deemed necessary to render this opinion. In addition, you have provided us with letters dated as of the date hereof, representing as to certain facts, occurrences and information upon which you have indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

The facts presented in representation 5 of the letter from Acquiring Fund and representation 6 of the letter from Target Fund, each dated as of the date hereof (which facts are described in the subsequent paragraphs of this opinion), support the conclusion that, following the Transaction, Acquiring Fund will continue the historic business of Target Fund as an open-end investment company that seeks a high level of current interest income exempt from federal income tax and, to the extent possible, from New York State and New York City personal income tax, as is consistent with relative stability of principal by investing at least 80% of its net assets in debt obligations whose interest is exempt from federal, New York State, and New York City income tax and not subject to the alternative minimum tax (“AMT”).

Various factors demonstrate the similarity between Target Fund and Acquiring Fund. Both Funds seek to obtain current income by investing 80% of their net assets in municipal securities issued by or on behalf of New York state or local government units and other issuers that pay interest exempt from federal income taxes (including the AMT) and New York State and New York City income taxes. Both Funds may invest up to 20% of their net assets in debt obligations whose interest is subject to the AMT. Both Funds may invest to a limited degree in high yield bonds: Target Fund may invest up to 5% of its total assets in bonds rated at or below investment grade, and Acquiring Fund may invest and hold up to 5% of its net assets in rated securities that are not rated investment grade. Both Funds’ portfolios will normally have an average weighted maturity within the same range of 3 to 10 years.

Consistent with the Funds’ shared objectives, Morningstar placed both Funds in the “Muni New York Intermediate/Short” category1 as of September 30, 2007, a date that reflects the Funds’ portfolios composed prior to any investment changes made with a view to the

[1]	The Morningstar category is assigned based on the underlying securities in each portfolio over the past three years. The “Muni New York Intermediate/Short” category describes New York municipal bond funds with at least 80% of assets invested in municipal bonds from New York and an average duration of less than seven years or an average maturity of less than 12 years.

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Columbia New York Intermediate Municipal Bond Fund

reorganization.2 As one would expect from fixed-income funds, each Fund invested almost all of its net assets in bonds (98.3% for Target Fund and 99.3% for Acquiring Fund) and none in stocks. Target Fund invested a minimal amount (0.2%) in other investments, and each Fund held the remainder of its net assets in cash (1.4% for Target Fund and 0.7% for Acquiring Fund).

A comparison of the Funds’ portfolios indicates that, consistent with their similar goals and strategies, the Funds hold securities with similar characteristics. First, the Funds maintained investments of comparable credit quality: the Funds’ portfolios had similar but not identical average credit qualities (AAA for Target Fund and AA for Acquiring Fund), and the Funds’ investments overlapped in terms of credit quality by 78.6%. Both Funds invested primarily in AAA-rated investments (79.1% for Target Fund and 61.4% for Acquiring Fund), and there was an overlap of 11.8 % in AA-rated investments, 2.6% in BBB-rated investments, and 2.8% in unrated investments. Both Funds had low percentages of their net assets invested in bonds rated below investment grade: 2.5% in the case of Target Fund and 0% in the case of Acquiring Fund.

Second, the Funds’ portfolios were similar with respect to duration and maturity. The average duration of the Funds’ holdings (5.21 years for Target Fund and 5.57 years for Acquiring Fund) placed both Funds squarely in the intermediate-term municipal bond category.3 The average maturity of Target Fund (8.86 years) and Acquiring Fund (8.38 years) differed by only 5.4%.4 The Funds’ investments overlapped in terms of maturity by 90.66%. This overlap consisted of 1.5% in investments with maturities of less than 1 year, 13.6% in investments with maturities of 1-3 years, 17.4% in investments with maturities of 3-5 years, 8.2% in investments with maturities of 5-7 years, 15.9% in investments with maturities of 7-10 years, 22.2% in investments with maturities of 10-15 years, 11.7% in investments with maturities of 15-20 years, and 0.2% in cash and equivalents. These numbers put both Funds in the high-intermediate Morningstar Style Box.5

There are a few differences between the Funds. First, within the “Muni New York Intermediate/Short” category the Funds received different Morningstar ratings for overall

[2]	Unless otherwise noted, all observations regarding portfolio characteristics of Target Fund and Acquiring Fund are as of September 30, 2007.
[3]	Morningstar classifies municipal bond portfolios with an average effective duration of less than 4.5 years as short term; those with an average effective duration greater than or equal to 4.5 years but less than or equal to 7 years as intermediate; and those with an average effective duration that exceeds 7 years as long term.
[4]	All measurements of percent difference are calculated as a percentage of Target Fund figure.
[5]	The Morningstar Style Box is based on the most recently available portfolio at the time of analysis, which can differ from a fund’s historic holdings. It is a nine-square grid that provides a graphical representation of the investment style of mutual funds. For bond funds, it classifies securities according to average term length based on average effective duration (the horizontal axis) and average credit quality (the vertical axis).

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Columbia New York Intermediate Municipal Bond Fund

performance (2 stars for Target Fund and 3 stars for Acquiring Fund)6 and risk (“Average” for Target Fund and “Above Average” for Acquiring Fund).7 Second, the Funds engaged in different amounts of trading activity, as indicated by their contrasting turnover ratios (54% for Target Fund and 4% for Acquiring Fund). Nonetheless, other attributes of the Funds’ portfolios show the similarity of the Funds’ goals and strategies. The Funds’ portfolios had similar average coupons (5.11% for Target Fund and 4.79% for Acquiring Fund) and an overlap of 72.12% in the percentage of bonds that each Fund invested in twelve municipal sector categories.8 The Funds also had similar 30-day SEC yields (3.33% for Target Fund and 3.12% for Acquiring Fund), 12-month distribution yields (3.1% for Target Fund and 3.54% for Acquiring Fund), and 3-year cumulative returns (7.33% for Target Fund and 7.62% for Acquiring Fund). The taxable equivalent yields9 of the two Funds differed by only 0.8% (4.75% for Target Fund and 4.79% for Acquiring Fund).

The specific characteristics described above do not constitute fixed aspects of the Funds’ respective investment strategies. Rather, they reflect the fact that the similarities in the Funds’ respective investment strategies led them to react similarly to market conditions in existence prior and without reference to the proposal to merge Target Fund into Acquiring Fund.

Given the similarity of the Funds, at least 33-1/3% of Target Fund’s portfolio assets would not be required to be sold in order to comply with Acquiring Fund’s investment objectives, strategies, policies, risks and restrictions. Acquiring Fund has no record, plan or intention of changing any of its investment objectives, strategies, policies, risks or restrictions following the acquisition. Acquiring Fund will invest all assets acquired from Target Fund in a manner consistent with the Funds’ shared investment strategies as described above and reflected in the portfolio data described above.

Based on the foregoing representations and assumptions and our review of the documents and items referred to above, we are of the opinion that, subject to the final two paragraphs hereof, for U.S. federal income tax purposes:

(i)	The Transaction will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and Acquiring Fund and Target Fund each will be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

[6]	Morningstar rates mutual funds with 1 to 5 stars based on how the fund has performed (adjusted for risk and sales charges) in comparison to other funds within the same Morningstar category, with one star representing the bottom 10% of funds within the category and 5 stars representing the top 10%. An overall rating is produced by combining three-, five-, and 10-year ratings.
[7]

Morningstar provides a risk rating for mutual funds of “Low,” “Below Average,” “Average,” “Above Average,” or “High” based on the variation in a fund’s monthly returns as compared to other funds within the same Morningstar category, with “Low” risk representing the 10% of funds in the category with the lowest risk rating and “High” representing the 10% of funds in the category with the highest risk rating. An overall rating is produced by combining three-, five-, and 10-year ratings.

[8]	These categories include general obligations, advance refunded, state appropriated tobacco, non-state appropriated tobacco, education, health, housing, industrial, transportation, utilities, water/sewer, and miscellaneous revenue.
[9]	Calculated with a 30% federal income tax rate.

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Columbia New York Intermediate Municipal Bond Fund

(ii)	Under Sections 361 and 357 of the Code, no gain or loss will be recognized by Target Fund upon the transfer of its assets to Acquiring Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund, or upon the distribution of Acquiring Fund Shares by Target Fund to its shareholders in liquidation;

(iii)	Under Section 354 of the Code, no gain or loss will be recognized by Target Fund shareholders upon the exchange of their Target Fund shares for Acquiring Fund Shares;

(iv)	Under Section 358 of the Code, the aggregate tax basis for the Acquiring Fund Shares received by each Target Fund shareholder pursuant to the Transaction will be the same as the aggregate tax basis of the Target Fund shares exchanged therefor;

(v)	Under Section 1223(1) of the Code, a Target Fund shareholder’s holding period for the Acquiring Fund Shares received in the Transaction will include the period during which the Target Fund shares exchanged therefor were held by such shareholder (provided the shareholder held the Target Fund shares as capital assets on the Closing Date);

(vi)	Under Section 1032 of the Code, no gain or loss will be recognized by Acquiring Fund upon the receipt of the assets of Target Fund in exchange for Acquiring Fund Shares and the assumption by Acquiring Fund of the liabilities of Target Fund;

(vii)	Under Section 362(b) of the Code, Acquiring Fund’s tax basis in Target Fund assets acquired by Acquiring Fund in the Transaction will be the same as the tax basis of such assets in the hands of Target Fund immediately prior to the Transaction;

(viii)	Under Section 1223(2) of the Code, the holding periods in the hands of Acquiring Fund of the assets of Target Fund acquired by Acquiring Fund in the Transaction will include the periods during which those assets were held by Target Fund; and

(ix)	Acquiring Fund will succeed to and take into account the items of Target Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381,382,383 and 384 of the Code and the Regulations thereunder.

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Columbia New York Intermediate Municipal Bond Fund

We express no view with respect to the effect of the Transaction on any transferred asset as to which any unrealized gain or loss is required to be recognized under federal income tax principles (i) at the end of a taxable year or upon the termination thereof, or (ii) upon the transfer of such asset regardless of whether such transfer would otherwise be a non-taxable transaction.

In connection with this opinion, we call your attention to Revenue Ruling 87-76, 1987-2 C.B. 84, published by the Internal Revenue Service (the “IRS”). In that ruling, the IRS held that the so-called “continuity of business enterprise” requirement necessary for tax-free reorganization treatment was not met in the case of an acquisition of an investment company which invested in corporate stocks and bonds by an investment company which invested in municipal bonds. Specifically, the IRS based its ruling on its conclusion that the business of investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds. We believe that the IRS’s conclusion in this ruling has always been questionable. In addition, a series of private letter rulings issued in July of 2005 suggests that the IRS’s position on this issue is evolving: the IRS relied upon historic business representations to conclude that the reorganizations satisfied the continuity of business enterprise requirement. However, even if the IRS’s 1987 revenue ruling were a correct statement of law, the facts of the Transaction would be distinguishable from those in the ruling.

We believe that Acquiring Fund and Target Fund are both engaged in the same line of business: each is an open-end management investment company that seeks a high level of current interest income exempt from federal income tax and, to the extent possible, from New York State and New York City personal income tax, as is consistent with relative stability of principal by investing at least 80% of its net assets in debt obligations whose interest is exempt from federal, New York State, and New York City income tax and not subject to the AMT. After the Transaction, Acquiring Fund will continue that line of business for the benefit of the stockholders of both Target and Acquiring Funds. While Acquiring Fund will dispose of securities formerly held by Target Fund, these dispositions will be fully consistent with the shared historic investment policies of both Funds and all proceeds generated by such dispositions will be reinvested in a manner fully consistent with such policies. In these circumstances, we are of the opinion that Acquiring Fund will have continued the historic business of Target Fund for the benefit of, among others, the historic stockholders of Target Fund, and that the continuity of business enterprise doctrine should, as a result, be fulfilled. However, because Revenue Ruling 87-76 is the only ruling on which taxpayers can rely (i.e., the only ruling that is not a private letter ruling) dealing specifically with the application of the “continuity of business enterprise” requirement to a reorganization involving investment companies, our opinion cannot be free from doubt. No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above.

Our opinion is based on the Code, Treasury Regulations, IRS rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

Ropes & Gray LLP